UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: March 26, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock  Exchange  of Hong  Kong Limited take no responsibility for the contents of this  announcement,  make  no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

CONNECTED TRANSACTION IN RELATION TO

(1)EQUITY TRANSFER IN NINGBO SEMICONDUCTOR INTERNATIONAL CORPORATION

AND

(2)CAPITAL CONTRIBUTION IN NINGBO SEMICONDUCTOR INTERNATIONAL CORPORATION

THE EQUITY TRANSFER

On 22 March, 2018, the Joint Venture Company, SMIC Holdings and China IC Fund entered into the Equity Transfer Agreement, pursuant to which SMIC Holdings has agreed to sell the Equity Interest to China IC Fund. Upon the completion of the Equity Transfer, the shareholding of SMIC Holdings in the Joint Venture Company will decrease from approximately 66.76% to 38.59%, and the Joint Venture Company will cease to be a subsidiary of the Company and its financial results will cease to be consolidated with the Group’s results. There is no gain or loss expected to accrue to the Company as a result of the Equity Transfer.

On 22 March, 2018, SMIC Holdings, China IC Fund,  Ningbo  Senson  and  Beijing Fund have agreed to amend the previous joint venture agreement through the First Amended Joint Venture Agreement for the Equity Transfer.

THE CAPITAL CONTRIBUTION

On 23 March, 2018, the Joint Venture Company, SMIC Holdings, China IC Fund, Ningbo Senson, Beijing Fund, IC Spaces and Infotech entered into the Capital  Increase Agreement, pursuant to which (i) SMIC Holdings has agreed to make further cash contribution of RMB565 million into the registered capital of the Joint Venture Company. Its shareholding in the Joint Venture Company will decrease from approximately 38.59% to approximately 38.57%; (ii) China IC Fund has  agreed to  make further cash contribution of RMB500 million into the registered capital of the  Joint Venture Company. Its shareholding in the Joint Venture Company will increase from approximately 28.17% to approximately 32.97%; (iii) Ningbo Senson has agreed  to make further cash contribution of RMB200 million into the registered capital of the Joint Venture Company. Its shareholding in the Joint Venture Company will decrease from approximately 24.79% to approximately 15.82%; (iv) Beijing Fund will make no further cash contribution and its shareholding in the Joint Venture Company will decrease from approximately 8.45% to approximately 1.65%; (v) IC Spaces has agreed to make cash contribution of RMB100 million into the registered capital of the Joint Venture Company, representing approximately 5.50% of the enlarged registered  capital of the Joint Venture Company; and (vi) Infotech has agreed to make cash contribution of RMB100 million into the registered capital of the Joint Venture Company, representing approximately 5.50% of the enlarged registered capital of the Joint Venture Company. The above parties’ performance of the Capital Contribution obligations will lead to an increase in the registered capital from RMB355 million to RMB1.82 billion.

On 23 March, 2018, SMIC Holdings, China IC Fund, Ningbo Senson, Beijing Fund, IC Spaces and Infotech agreed to amend the First Amended Joint Venture Agreement through the Second Amended Joint Venture Agreement for the Capital Contribution.

IMPLICATIONS UNDER THE LISTING RULES

As China IC Fund holds approximately 15.04% equity  interest  in the  Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company under the Listing Rules. As Ningbo Senson holds 24.79% equity interest in the Joint Venture Company, a subsidiary of the Company  prior to the Equity Transfer, Ningbo Senson is a  connected person at the subsidiary  level of the Company prior to the Equity Transfer under the Listing Rules. SMIC Holdings’ entering into the Equity Transfer Agreement with the Joint  Venture  Company and China IC Fund, and the First Amended Joint Venture Agreement with, amongst others, China IC Fund and Ningbo Senson, constitutes a connected transaction under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules in respect of the Equity Transfer Agreement and the First Amended  Joint  Venture Agreement exceed 0.1% but are less than 5%, the transaction contemplated under the Equity Transfer Agreement and the First Amended Joint Venture Agreement constitutes a connected transaction of the Company and are subject to  the  reporting  and announcement requirements under the Listing Rules, but are exempt from the independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

As the shareholding of SMIC Holdings in the Joint Venture Company will decrease  from approximately 66.76% to approximately 38.59% upon the completion of the  Equity Transfer, the Joint Venture Company will cease to be the subsidiary of the Company after the Equity Transfer and Ningbo Senson will cease to be a connected person at the subsidiary level of the Company after the Equity Transfer under the  Listing Rules. As China IC Fund is a connected person of the Company, SMIC Holdings’ entering into the Capital Increase Agreement and the Second Amended Joint Venture Agreement with, amongst others, China IC Fund constitutes a connected transaction under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules in respect of the Capital Increase Agreement and the Second Amended Joint Venture Agreement exceed 0.1% but are less than 5%, the transactions contemplated under the Capital Increase Agreement and the Second Amended Joint Venture Agreement constitutes a connected transaction of the Company and are subject to the reporting and announcement requirements under the Listing Rules,  but  are  exempt from the independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

EQUITY TRANSFER IN NINGBO SEMICONDUCTOR INTERNATIONAL CORPORATION

On 22 March, 2018, the Joint Venture Company, SMIC Holdings and China IC Fund entered into the Equity Transfer Agreement, pursuant to which SMIC Holdings  has  agreed to sell the Equity Interest to China IC Fund. Upon the completion of the Equity Transfer, the shareholding of SMIC Holdings in the Joint Venture Company  will  decrease from approximately 66.76% to 38.59%, and the Joint Venture Company will  cease to be a subsidiary of the Company and its financial results will cease to be consolidated with the Group’s results. There is no gain or loss expected to accrue to the Company as a result of the Equity Transfer.

On 22 March, 2018, SMIC Holdings, Ningbo Senson, Beijing Fund and China IC Fund have agreed to amend the previous joint venture agreement through the First Amended Joint Venture Agreement for the Equity Transfer.

I.     EQUITY TRANSFER AGREEMENT

The key terms of the Equity Transfer Agreement are set out below:

Date

22 March, 2018 (after trading hours)

Parties

1.     The Joint Venture Company (a subsidiary of the Company);

2.     SMIC Holdings (a wholly owned subsidiary of the Company); and

3.     China IC Fund (a connected person at the issuer level of the Company).

Subject Asset to be disposed

Pursuant to the Equity Transfer Agreement, SMIC Holdings agreed  to  sell  the  Equity Interest to China IC Fund at nil consideration.

Consideration

The Equity Interest represents SMIC Holdings’ outstanding capital contribution obligation in the sum of RMB100 million for the Joint Venture Company. Pursuant to the Equity Transfer Agreement, China IC Fund has agreed to assume all of the rights and obligations of SMIC Holdings in respect of the Equity Interest. China IC Fund shall contribute RMB100 million into the registered capital of the Joint Venture Company and SMIC Holdings shall be released and discharged of its obligations in respect of the Equity Interest. The parties therefore entered into the Equity Transfer Agreement at nil consideration. The consideration was  arrived at after arm’s length negotiations among the parties.

Completion

The Equity Transfer Agreement is effective upon execution by all the parties under  the Equity Transfer Agreement. After the Equity Transfer Agreement becomes effective, the parties will make their best endeavor to complete the registration procedures regarding the transfer of the Equity Interest in the Joint Venture Company from SMIC Holdings to China IC Fund.

II.     FIRST AMENDED JOINT VENTURE AGREEMENT

The key terms of the First Amended Joint Venture Agreement are set out below:

Date

22     March, 2018 (after trading hours)

Parties

1.     SMIC Holdings (a wholly owned subsidiary of the Company);

2.     China IC Fund (a connected person at the issuer level of the Company);

3.     Ningbo Senson (a connected person at the subsidiary level of the Company); and

4.     Beijing Fund.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, Beijing Fund and its respective ultimate beneficial owners are third parties independent of the Company and the connected  persons  of the  Company prior to the Equity Transfer.

Business Scope of the Joint Venture Company

The business scope of the Joint Venture Company is development, design, testing, technological service, sales and manufacturing of semiconductor integrated-circuit chips, integrated-circuit related products and photomask; import and export of various merchandise and technologies as principal or agent (except for those merchandise and technologies restricted to designated entities by the state or prohibited from import and export).

Registered Capital and Capital Commitment

Pursuant to the First Amended Joint Venture Agreement, the registered capital of the Joint Venture Company is RMB355 million. Any increase to the registered capital will be subject to the approval of the board of directors of the Joint Venture Company and filing to the competent authorities.

China IC Fund has agreed to make cash contribution of RMB100 million into the registered capital of the Joint Venture Company, representing approximately 28.17% of the registered capital of the Joint Venture Company, after all the registration procedures under the Equity Transfer Agreement are completed and within 30 working days from the date of the agreement for transfer and/or authorization of patent and/or non-patent technology to be entered into between the Joint    Venture Company    and    Semiconductor    Manufacturing International (Shanghai) Corporation (中芯國際集成電路製造（上海）有限公司), subject to further arrangements as agreed among the parties under the First Amended Joint Venture Agreement.

The details of the capital contribution to be made by the shareholders of the Joint Venture Company can be found under Table 1 and Table 2 at page 12, 13 of the announcement.

Composition of the Board of Directors and the Appointment of Supervisor of the Joint Venture Company

The board of directors of the Joint Venture Company will comprise four directors, with three directors to be appointed by SMIC Holdings and one director to be appointed by Ningbo Senson. The chairman will be elected from the three directors appointed by SMIC Holdings.

The Joint Venture Company does not have a board of supervisors and will have one supervisor to be appointed by Beijing Fund.

Transfer of Equity Interest in the Joint Venture Company

Any transfer of equity interest in the Joint Venture Company  by  the  parties  under the First Amended Joint Venture Agreement (other than SMIC Holdings) to third parties (which shall not compete or have interests conflicting with those of SMIC Holdings, its affiliated companies or the Joint Venture Company)  will  require  written consents from other parties under the First Amended Joint Venture Agreement. In the event that any party under the First Amended Joint Venture Agreement proposes to transfer its equity interest in the Joint Venture Company (the ‘‘Transferring Equity Interest’’) to a third party, each of the non-transferring parties under the First Amended Joint Venture Agreement will have a pre-emptive right to purchase the Transferring Equity Interest.

SMIC Holdings is entitled to transfer: (i) all or part of its equity interest in the Joint Venture Company to any parties under the First Amended Joint Venture Agreement  or SMIC Holdings’ affiliated companies and other parties under the First Amended Joint Venture Agreement agree to waiver their pre-emptive rights; (ii) part of its  equity interest in the Joint Venture Company to China IC Fund and/or its affiliated companies and other parties under the First Amended Joint  Venture  Agreement  agree to waiver their pre-emptive rights.

China IC Fund is entitled to transfer: (i) all or part of its equity interest in the Joint Venture Company to any parties under the First Amended Joint Venture Agreement  or China IC Fund’s affiliated companies and other parties under the First Amended Joint Venture Agreement agree to waiver their pre-emptive rights; (ii) part of its  equity interest in the Joint Venture Company to SMIC Holdings and/or its affiliated companies and other parties under the First Amended Joint  Venture  Agreement  agree to waiver their pre-emptive rights.

Other Terms

The term of operation of the Joint Venture Company is 30 years from the date of its establishment (being November 2016). Subject to approval from the board of directors, the parties will decide whether to extend the term of operation of the Joint Venture Company prior to the expiry date of the term of operation.

CAPITAL CONTRIBUTION IN NINGBO SEMICONDUCTOR INTERNATIONAL CORPORATION

On 23 March, 2018, the Joint Venture Company, SMIC Holdings, China  IC  Fund,  Ningbo Senson, Beijing Fund, IC Spaces and Infotech entered into the Capital Increase Agreement.

On 23 March, 2018, SMIC Holdings, China IC Fund, Ningbo Senson, Beijing Fund, IC Spaces and Infotech agreed to amend the First Amended Joint Venture Agreement through the Second Amended Joint Venture Agreement for the Capital Contribution.

I.	CAPITAL INCREASE AGREEMENT

The key terms of the Capital Increase Agreement are set out below:

Date

23     March, 2018 (after trading hours)

Parties

1.     The Joint Venture Company;

2.     SMIC Holdings (a wholly owned subsidiary of the Company);

3.     China IC Fund (a connected person at the issuer level of the Company);

4.     Ningbo Senson;

5.     Beijing Fund;

6.     IC Spaces; and

7.     Infotech.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, Ningbo Senson, Beijing Fund, IC Spaces, Infotech and their respective ultimate beneficial owners are third parties independent of the Company and the connected persons of the Company prior to the Capital Contribution.

Subscription of Registered Capital

i.

SMIC Holdings has agreed to make further cash contribution of  RMB565  million into the registered capital of the Joint Venture Company. Its outstanding capital contribution obligation as contained in the First Amended Joint Venture Agreement will increase from nil to RMB565 million. Its shareholding in the  Joint Venture Company will decrease from approximately 38.59% to approximately 38.57%;

ii.

China IC Fund has agreed to make further cash  contribution  of  RMB500  million into the registered capital of the Joint Venture Company. Its outstanding capital contribution obligation as contained in the First Amended Joint Venture Agreement will increase from RMB100 million to RMB600 million. Its shareholding in the Joint Venture Company will increase from approximately 28.17% to approximately 32.97%;

iii.

Ningbo Senson has agreed to make further cash contribution  of  RMB200  million into the registered capital of the Joint Venture Company. Its outstanding capital contribution obligation as contained in the First Amended Joint Venture Agreement will increase from nil to RMB200 million. Its shareholding in the  Joint Venture Company will decrease from approximately 24.79% to approximately 15.82%;

iv.	Beijing Fund will make no further cash contribution and its shareholding in the Joint Venture Company will decrease from approximately 8.45% to approximately 1.65%;
v.

IC Spaces has agreed to make cash contribution of RMB100 million into the registered capital of the Joint Venture Company, representing approximately 5.50% of the enlarged registered capital of the Joint Venture Company; and

vi.

Infotech has agreed to make cash contribution of RMB100 million into the registered capital of the Joint Venture Company, representing approximately 5.50% of the enlarged registered capital of the Joint Venture Company.

The parties’ performance of the Capital Contribution obligations will lead to an increase in the registered capital from RMB355 million to RMB1.82 billion

II.	SECOND AMENDED JOINT VENTURE AGREEMENT

The key terms of the Second Amended Joint Venture Agreement are set out below:

Date

23 March, 2018 (after trading hours)

Parties

1.     SMIC Holdings (a wholly owned subsidiary of the Company);

2.     China IC Fund (a connected person at the issuer level of the Company);

3.     Ningbo Senson;

4.     Beijing Fund;

5.     IC Spaces; and

6.     Infotech.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, Beijing Fund, Ningbo Senson, IC Spaces, Infotech and their respective ultimate beneficial owners are third parties independent of the Company and the connected persons of the Company prior to the Capital Contribution.

Registered Capital and Capital Commitment

Pursuant to the Second Amended Joint Venture Agreement, the registered capital of the Joint Venture Company is RMB1.82 billion. Any increase to the registered capital will be subject to the approval of the board of directors of the Joint Venture Company and filing to the competent authorities.

SMIC Holdings

SMIC Holdings has committed to contribute RMB702 million to the registered capital of the Joint Venture Company, representing approximately 38.57% of the registered capital of the Joint Venture Company. SMIC Holdings has already contributed RMB137 million. It has agreed to make the remaining cash contribution of RMB565 million before 31 March 2020, or 50% of the RMB565 million within 30 working days from the occurring date that (i) the conditions precedent of the Capital Increase Agreement have been satisfied; and (ii) the completion of the filing to the relevant commission of commerce and the registration of the Capital Contribution to the relevant industrial and commercial administration, with the remaining 50% of the RMB565 million according to the business development needs of the Joint Venture Company and no later than 2 years from the date the filing to the relevant commission of commerce and the registration of the Capital Contribution to the relevant industrial and commercial administration have been completed.

China IC Fund

China IC Fund has committed to contribute in aggregate RMB600 million to the registered capital of the Joint Venture Company, representing approximately  32.97% of the registered capital of the Joint Venture Company.

It has agreed to make a cash contribution of RMB100 million within 30 working days from the date of: i) the satisfaction of certain terms set out in the Capital Increase Agreement; (ii) the completion of the registration with the industrial and commercial administration and the filing with the governmental authorities; and iii) the conclusion of the agreement for transfer and/or authorization of patent and/or non-patent technology by the Joint Venture Company and Semiconductor Manufacturing International (Shanghai) Corporation.

It has further agreed to make a cash contribution of RMB250 million within 30 working days from the date of: (i) the satisfaction of certain terms set out in the Capital Increase Agreement; (ii) the completion of the registration with the industrial and commercial administration and the filing with the governmental authorities; and (iii) the conclusion of the sale and purchase agreement between the Joint Venture Company and its customers in relation to certain types of products.

It has also agreed to make a cash contribution of RMB250 million within 30 working days from the date of: (i) the satisfaction of certain terms set out in the Capital Increase Agreement; (ii) the completion of the registration with the industrial and commercial administration and the filing with the governmental authorities; and (iii) the conclusion of outsourcing agreement or sale and purchase agreement between the Joint Venture Company and its customers in relation to certain other types of products.

If the conditions precedent contained in the Capital Increase Agreement are not satisfied before 31 December 2018, China IC Fund is entitled to i) request the Joint Venture Company to reduce the registered capital; or ii) transfer its equity interest, the capital contribution obligations of which remain outstanding, to third parties that do not have conflicting interests with SMIC Holdings, its affiliated companies or the Joint Venture Company), subject to further arrangements as agreed among the parties under the Second Amended Joint Venture Agreement.

The details of the capital contribution to be made by the shareholders of the Joint Venture Company can be found under Table 3 at page 13 of the announcement.

Composition of the Board of Directors and the Appointment of Supervisor of the Joint Venture Company

The board of directors of the Joint Venture Company will comprise eight directors, with three directors to be appointed by SMIC Holdings, one director to be appointed by each of Ningbo Senson, IC Spaces and Infotech and two directors to be appointed by China IC  Fund. The chairman will be elected from the three directors appointed  by SMIC Holdings. Directors to be appointed by Ningbo Senson,  IC  Spaces,  Infotech and China IC Fund cannot also be directors of  entities that will compete  with the Joint Venture Company.

The Joint Venture Company does not have a board of supervisors and will have one supervisor to be appointed by Beijing Fund.

Transfer of Equity Interest in the Joint Venture Company

Any transfer of equity interest in the Joint Venture Company  by  the  parties  under the Second Amended Joint Venture Agreement (other than SMIC Holdings) to third parties which shall not compete or have interests conflicting with those of SMIC Holdings, its affiliated companies or the Joint Venture Company will require written consents from other parties under the Second Amended Joint Venture Agreement. In the event that any party under the Second Amended Joint Venture Agreement  proposes to transfer the Transferring Equity Interest to a Third Party, each of the non-transferring parties under the Second Amended Joint Venture Agreement will have a pre-emptive right to purchase the Transferring Equity Interest.

SMIC Holdings is entitled to transfer: (i) all or part of its equity interest in the Joint Venture Company to any parties under the Second Amended Joint Venture Agreement or SMIC Holdings’ affiliated companies and other parties under the Second Amended Joint Venture Agreement agree to waiver their pre-emptive rights;

(ii) part of its equity interest in the Joint Venture Company to China IC  Fund and/or its affiliated companies and other parties under the Second Amended Joint Venture Agreement agree to waiver their pre-emptive rights.

China IC Fund is entitled to transfer: (i) all or part of its equity interest in the Joint Venture Company to any parties under the Second Amended Joint Venture Agreement or China IC Fund’s affiliated companies and other parties under the Second Amended Joint Venture Agreement agree to waiver their pre-emptive rights;

(ii) all or part of its equity interest in the Joint Venture Company to SMIC Holdings and/or its affiliated companies and other parties under the Second Amended Joint Venture Agreement agree to waiver their pre-emptive rights.

Other Terms

The term of operation of the Joint Venture Company is 30 years from the date of its establishment (being November 2016). Subject to approval from the board of directors, the parties will decide whether to extend the term of operation of the Joint Venture Company prior to the expiry date of the term of operation.

CHANGES IN SHAREHOLDING AND REGISTERED CAPITAL

Details about the changes in the shareholding and registered capital of the Joint Venture Company are set out in the three tables below:

Table 1.

The capital commitment to be made by the shareholders of the Joint Venture Company under the previous amended and restated joint venture agreement prior to the Equity Transfer (all outstanding contribution is to be made in cash)

		Actual amount
		contributed	Outstanding
		as at the	capital
Shareholder of the	Capital	date of this	contribution
Joint Venture Company	Commitment	announcement	obligations	Shareholding
	(RMB million)	(RMB million)	(RMB million)	(%)

SMIC Holdings	237	137	100	66.76
Ningbo Senson	88	88	0	24.79
Beijing Fund	30	30	0	8.45

Total	355	255	100	100

Table 2.

The capital commitment to be made by the shareholders of the Joint Venture Company under the First Amended Joint Venture Agreement and prior to the Capital Contribution (all outstanding contribution is to be made in cash)

		Actual amount
		contributed	Outstanding
		as at the	capital
Shareholder of the	Capital	date of this	contribution
Joint Venture Company	Commitment	announcement	obligations	Shareholding
	(RMB million)	(RMB million)	(RMB million)	(%)

SMIC Holdings	137	137	0	38.59
China IC Fund	100	0	100	28.17
Ningbo Senson	88	88	0	24.79
Beijing Fund	30	30	0	8.45

Total	355	255	100	100

Table 3.

The capital commitment to be made by the shareholders of the Joint Venture Company under the Second Amended Joint Venture Agreement after the Capital Contribution (all outstanding contribution is to be made in cash)

		Actual amount
		contributed	Outstanding
		as at the	capital
Shareholder of the	Capital	date of this	contribution
Joint Venture Company	Commitment	announcement	obligations	Shareholding
	(RMB million)	(RMB million)	(RMB million)	(%)

SMIC Holdings	702	137	565	38.57
China IC Fund	600	0	600	32.97
Ningbo Senson	288	88	200	15.82
Beijing Fund	30	30	0	1.65
IC Spaces	100	0	100	5.50
Infotech	100	0	100	5.50

Total	1,820	255	1,565	100

REASONS FOR AND BENEFITS OF THE EQUITY TRANSFER AND THE CAPITAL CONTRIBUTION

The Joint Venture Company is positioned as a new research and manufacturing base for specialised analog semiconductor industry in China. It adopts a new business model by combining professional foundry and customized ODM, while providing a  platform for   the design service of related products. The Joint Venture Company focuses on the  segments of high-voltage analog, radio frequency front-end and the integrated technology of silicon semiconductor  for  new  optoelectronics  and  magnetic  materials. Its products, working together with the Company’s products with advanced logic technology, will provide related systems with a comprehensive solution, and effectively support the currently rapid development of 4G/5G mobile communication and handheld devices, smart home appliances, industrial smart control and robots, automobiles with advanced energy sources, which will successfully complete the integration of upstream  and downstream resources in the relevant semiconductor industry chain. The Joint Venture Company will provide a strong support to the expansion of the  Company’s current product mix and has an important strategic position for achieving the grand strategic goal of the Company, where important impact will be made on the development of the Company from now on. The Company is of the view that the Equity Transfer, Capital Contribution and the transactions contemplated thereunder are in the interests of the Company and its Shareholders as a whole, and are beneficial to the sustainable development of the Company.

The Directors (including independent non-executive Directors) consider that it is in the best interests of the Company and the Shareholders as a whole for SMIC  Holdings to  enter into the Equity Transfer Agreement, the First  Amended Joint Venture Agreement, the Capital Increase Agreement and the Second Amended Joint Venture Agreement and  the transactions contemplated thereunder; the terms of the Equity Transfer Agreement,   the First Amended Joint Venture Agreement, the Capital Increase Agreement and the Second Amended Joint Venture Agreement are fair and reasonable; and the entering into  of the Equity Transfer Agreement, the First Amended Joint Venture Agreement,  the Capital Increase Agreement and the Second Amended Joint Venture Agreement and transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company  and the Shareholders as a whole.

No Director is considered to have a material interest in  the Equity Transfer Agreement,  the First Amended Joint Venture Agreement, the Capital Increase Agreement or  the Second Amended Joint Venture Agreement which would have required the Director to abstain from voting at the board meeting authorising the Equity Transfer Agreement, the First Amended Joint Venture Agreement, the Capital Increase Agreement and the Second Amended Joint Venture Agreement.

IMPLICATIONS UNDER THE LISTING RULES

As China IC Fund holds approximately 15.04% equity interest in  the Company through  its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company under the Listing Rules. As Ningbo Senson holds 24.79% equity interest in the Joint Venture Company, a subsidiary of the Company prior to the Equity Transfer, Ningbo Senson is a connected person at the subsidiary level of the Company prior to the Equity Transfer under the Listing Rules. SMIC Holdings’ entering into the Equity Transfer Agreement with the Joint Venture Company and  China  IC  Fund,  and  the First Amended Joint Venture Agreement with, amongst others, China IC Fund and Ningbo Senson, constitutes a connected transaction under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratios stipulated under Rule 14.07 of the Listing  Rules in respect of the Equity Transfer Agreement and the First Amended Joint Venture Agreement exceed 0.1% but are less than 5%, the transaction contemplated under the Equity Transfer Agreement and  the First Amended Joint Venture Agreement constitutes   a connected transaction of the Company and are subject to the reporting and announcement requirements under the Listing Rules, but are exempt from the independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

As the shareholding of SMIC Holdings in the Joint Venture Company will decrease from approximately 66.76% to approximately 38.59% upon the completion of the Equity Transfer, the Joint Venture Company will cease to be  the  subsidiary of  the  Company after the Equity Transfer and Ningbo Senson will cease to be a connected person at the subsidiary level of the Company after the Equity Transfer under the Listing Rules. As China IC Fund is a connected person of the Company, SMIC Holdings’ entering into the Capital Increase Agreement and the Second Amended Joint Venture Agreement with, amongst others, China IC Fund constitutes a  connected transaction under Chapter 14A     of the Listing Rules.

As the highest applicable percentage ratios stipulated under Rule 14.07 of the Listing  Rules in respect of the Capital Increase Agreement and the Second Amended Joint  Venture Agreement exceed 0.1% but are less than 5%, the transactions contemplated  under the Capital Increase Agreement and the Second Amended Joint Venture Agreement constitutes a connected transaction of the Company and are subject to the reporting and announcement requirements under the Listing Rules, but are exempt from  the independent Shareholders’ approval requirements of Chapter 14A of the  Listing  Rules.

INFORMATION ABOUT THE JOINT VENTURE COMPANY

The Joint Venture Company is a subsidiary of the Company, which was jointly established by Ningbo Senson, Beijing Fund and China IC Capital in November 2016.

In September 2017, China IC Capital transferred all its equity interest in  the  Joint  Venture Company to SMIC Holdings.

The Joint Venture Company is based in Ningbo, Zhejiang province and provides professional outsourcing services for platforms on specialized process, as well as product design services. It is positioned as the largest research and manufacturing base for specialised analog semiconductor industry in China. It adopts a new business model by combining professional foundry and customized ODM, while providing a  platform for   the design service of related products.

FINANCIAL INFORMATION OF THE JOINT VENTURE COMPANY

The audited net profit (before and after taxation) of the Joint Venture Company for the period since its incorporation in November 2016 to 31 December 2016 and for the financial year ended 31 December 2017 are set out as follows:

	Since its incorporation
	in November 2016 to	For the year ended
	31 December 2016	31 December 2017
	(audited)	(audited)
	(RMB)	(RMB)

Net Profit before taxation	–1,593,503.77	–16,343,524.68
Net Profit after taxation	–1,593,503.77	–16,343,524.68

According to the audited accounts prepared by the Joint Venture Company under the Generally Accepted Accounting Principles of the PRC, the total assets, total liabilities and net assets of the Joint Venture Company as of 31 December 2017 amounted to approximately RMB334,049,311.35, RMB95,392,836.03 and RMB238,656,475.32 respectively.

INFORMATION ABOUT THE PARTIES

SMIC Holdings and the Company

SMIC Holdings is the regional headquarter set up in 2015 and is a wholly-owned subsidiary of the Company. The Company is one of the  leading  integrated-circuit  foundry enterprises in the world and is also the largest and most advanced in mainland China. The Company provides 0.35 micrometer to 28 nanometer foundry and technology services. Headquartered in Shanghai, the Company has a 300mm wafer plant and  a  200mm mega wafer plant in Shanghai, as well as a 300mm mega wafer plant and a 300mm advanced wafer plant with controlling shareholding in Beijing. It also has a 200mm wafer plant in Tianjin and Shenzhen respectively. The Company also has marketing offices in  the U.S., Europe, Japan, and Taiwan for customer services, and a representative office in Hong Kong.

China IC Fund

China IC Fund, incorporated in September 2014, mainly invests in the value chain of integrated circuit industry via various approaches, primarily in integrated circuit chip manufacturing as well as chip designing, packaging test and equipment and materials. Fund investors include CDB Capital, China National Tobacco Corporation, Beijing Yizhuang International Investment and Development Co., Ltd., China Mobile Communications Corporation, Shanghai Guosheng (Group) Co., Ltd., Beijing Purple Communications Technology Group Ltd and Sino IC Capital Co., Ltd..

Beijing Fund

Beijing Fund, incorporated in Haidian District, Beijing in September 2014 as a sub-fund  of Beijing IC Fund, principally invests in the design, packaging and testing of integrated- circuits, as well as the relevant upstream and downstream industries. The fund investors include Beijing IC Capital Co., Ltd., China IC Capital Co., Ltd.,  Beijing  Redbud  Huarong Equity Investment Co., Ltd., Zhongguancun Haidian Science Park Innovation Service Center, Beijing Unis Communications Technology Group Ltd. and Beijing E- Town International Emerging Industry Investment Center LLP.

Ningbo Senson

Ningbo Senson, incorporated in Beilun District, Ningbo in June 2015, has a scope of business which includes discrete semiconductor devices and integrated circuits, as well as electronic goods. Ningbo Senson is a limited liability company jointly funded and established by Ningbo Junsheng Technology Co., Ltd., Ningbo Industry  Investment  Group Co., Ltd. and Ningbo Meishan Island Development & Investment Co., Ltd.  In  2016, Ningbo Senson, along with SMIC Holdings and Beijing Fund, contributed to the capital of the Joint Venture Company.

IC Spaces

IC Spaces, jointly funded and established by Ningbo IC Spaces Co., Ltd., China Fortune- Tech Capital Co., Ltd. and Lizhu Fund Management Co., Ltd., is engaged in the management of associated sub-funds, angel investment funds and M&A funds of various bases at the Ningbo Integrated Circuit Industrial Park, either by itself or through joint venture management companies. IC Spaces is also engaged in the management of major direct investment projects in Ningbo’s integrated-circuit industry.

Infotech

Infotech was established in September 2016, the major investment directions of which involve equity participation in venture capital funds for emerging industries and direct investments in enterprises within such industries. Infotech’s investors include  the  Ministry of Finance of the PRC,  Shenzhen  Hongshulin  Venture  Capital  Investment Co., Ltd., Shenzhen Longgang Financial Investment Holdings Co., Ltd., Shenzhen Kunpeng Equity Investment Co., Ltd., Anhui Provincial Emerging Industry Investment Co., Ltd., Hefei High-Tech Construction Investment Group Company,  Henan  Land  Assets Management Co., Ltd. and Infotech (Shenzhen) Emerging Industry Fund Management Co., Ltd.

DEFINITIONS

‘‘Beijing Fund’’	Beijing Integrated Circuit Design and Testing Fund* (北京集成電路設計與封測股權投資中心), a company established under the laws of the PRC;

‘‘Capital Contribution’’	the proposed capital contribution in the Joint Venture Company by SMIC Holdings, China IC Fund, Ningbo Senson, IC Spaces and Infotech pursuant to the Capital Increase Agreement;

‘‘Capital Increase Agreement’’	the capital increase agreement entered into among the Joint Venture Company, SMIC Holdings, China IC Fund, Ningbo Senson, Beijing Fund, IC Spaces and Infotech and dated 23 March, 2018;

‘‘China IC Capital’’	China IC Capital Co., Ltd* (中芯晶圓股權投資（上海）有限公司), a limited liability company incorporated in the PRC and a wholly owned subsidiary of the Company;

‘‘China IC Fund’’	China Integrated Circuit Industry Investment Fund Co., Ltd*(國家集成電路產業投資基金股份有限公司),a company established under the laws of the PRC;

‘‘Company’’

Semiconductor  Manufacturing  International  Corporation ( 中 芯國際集成電路製造有限公司*),  a  company  incorporated  in  theCayman  Islands  with  limited  liability, the  shares  of  which  arelisted on the main board of the Stock Exchange and the American depositary shares of which are  listed  on the New York Stock Exchange, Inc;

‘‘Director(s)’’	the director(s) of the Company;

‘‘Equity Transfer Agreement’’	the equity transfer agreement entered into among SMIC Holdings, China IC Fund and the Joint Venture Company and dated 22 March, 2018;

‘‘Equity Transfer’’	the proposed transfer of 28.17% equity interest in the Joint Venture Company by SMIC Holdings to China IC Fund pursuant to the Equity Transfer Agreement;

‘‘Equity Interest’’	28.17% equity interest in the Joint Venture Company held by SMIC Holdings prior to the Equity Transfer;

‘‘First Amended Joint Venture Agreement’’	the amended and restated joint venture agreement entered into among SMIC Holdings, Ningbo Senson, Beijing Fund and China IC Fund and dated 22 March, 2018;

‘‘Group’’	the Company and its subsidiaries;

‘‘IC Spaces’’	Ningbo Integrated Circuit Industry Fund Management Co., Ltd* (寧波市集成電路產業基金管理有限公司), a company established under the laws of the PRC;

‘‘Infotech’’	Infotech National Emerging Industry Venture Capital Guiding Fund* (盈富泰克國家新興產業創業投資引導基金), a company established under the laws of the PRC;

‘‘Joint Venture Company’’

Ningbo Semiconductor International Corporation* (中芯集成電路（寧波）有限公司), a joint venture incorporated in the PRC, which is owned as to 66.76% by SMIC Holdings, 24.79% byNingbo Senson and 8.45% by Beijing Fund before the Equity Transfer and the Capital Contribution;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘Ningbo Senson’’	Ningbo Senson Electronics Technology Co., Ltd* (寧波勝芯電子科技有限公司), a company established under the laws of the PRC;

‘‘PRC’’	the People’s Republic of China, but for the purpose of this announcement only, excludes Hong Kong, Macau and Taiwan;

‘‘RMB’’	Renminbi, the lawful currency of the PRC;

‘‘Second Amended Joint Venture Agreement’’	the amended and restated joint venture agreement entered into among SMIC Holdings, China IC Fund, Ningbo Senson, Beijing Fund, IC Spaces and Infotech and dated 23 March, 2018;

‘‘Shareholders’’	the shareholders of the Company;

‘‘SMIC Holdings’’	SMIC Holdings Corporation* (中芯國際控股有限公司), a limited liability company incorporated in the PRC and awholly-owned subsidiary of the Company; and

‘‘Stock Exchange’’	the Stock Exchange of Hong Kong Limited.

By order of the Board
Semiconductor Manufacturing International Corporation
Gao Yonggang
Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 26 March, 2018

As at the date of this announcement, the Directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief  Executive  Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi Zhou Jie

Ren Kai Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi  Chiang

Jason Jingsheng Cong

*     For identification purposes only